VIA EDGAR

December 26, 2012

Ms. Sheila Stout

Securities and Exchange Commission

Re:	ICON Funds File Nos.: 333-14927 and 811-7883

Dear Ms. Stout:

This letter confirms our discussion and responds to your comments, as communicated in our telephone call on November 29, 2012, concerning the financial statements of ICON Funds (the “Trust” or the “Registrant”). The Trust is a Massachusetts Business Trust and a series investment company.

Comment 1: When filing Form 40-17G with a joint insured fidelity bond, the Registrant must include a statement disclosing what each Fund’s individual fidelity bond amount would have been.

Response 1: The Registrant reviewed Rule 17g-1 of the Investment Company Act and specifically section 17g-1(g)(1) in which the rule instructs each registered management investment company maintaining a joint insured bond to file with the Commission “(c) a statement showing the amount of the single insured bond which the investment company would have provided and maintained had it not been named as an insured under a joint insured bond”.

While the Registrant relied on the April 12, 1995 letter to Paul Schott Stevens, General Counsel, Investment Company Institute, from Jack W. Murphy, Associate Director (Chief Counsel), Division of Investment Management, Securities and Exchange Commission to aggregate the assets of each series of the Trust for purposes of calculating the amount of the fidelity bond required by Rule 17g-1, the Registrant acknowledges that the statement required by Rule 17g-1(g)(1)(ii)(c) was not included in its filing.

Prospectively, the Trust will provide the following table, updated as necessary, in its filing on Form 40-17G:

Joint Insured Bond Coverage

June 30, 2012

Trust/Fund	Gross Assets of Fund	Gross Assets of Trust	SEC Min. Amount of Bond
ICON Fund		1,390,069,358	1,250,000
ICON Consumer Discretionary Fund	55,580,247
ICON Energy Fund	554,943,388
ICON Financial Fund	53,474,524
ICON Healthcare Fund	119,838,985
ICON Industrials Fund	43,128,099
ICON Information Technology Fund	70,723,562
ICON Consumer Staples Fund	35,052,649
ICON Materials Fund	43,578,416
ICON Utilities Fund	32,894,286
ICON Asia-Pacific Region Fund	49,188,454
ICON Europe Fund	36,288,645
ICON International Equity Fund	81,773,045
ICON Bond Fund	98,537,588
ICON Fund	58,510,023
ICON Equity Income Fund	24,518,321
ICON Long/Short Fund	17,178,431
ICON Risk-Managed Equity Fund	14,920,695

Comment 2: ASU 2011-04 is applicable during interim and annual periods beginning after December 15, 2011. Therefore, the standard should have been incorporated in the ICON Funds June 30, 2012 Form N-Q and there was a statement in the filing that “management was still assessing the impact of the standard.”

Response 2: The Registrant agrees that the standard was applicable to the June 30, 2012 Form N-Q filing. The Trusts’ administrator and sub-administrator performed the analysis with regard to ASU 2011-04, concluding that there was no need to include additional disclosure. Unfortunately, the Notes to the Schedules of Investments were not updated to reflect this. Prospectively, the Trust will remove the outdated disclosure and make any additional disclosures as required under this standard.

Comment 3: In the September 30, 2011 Management Discussion of Fund Performance (“MDFP”) included in the annual reports, Class I shares were included in the growth of $10,000 chart. The Reviewer asked why Class I was included when that class was being merged into Class A a few months later?

Response 3: The instructions of Item 4(b)ii of Form N-1A provide that “The Fund can select which class to include (e.g., the oldest Class, the Class with the greatest net assets) if the Fund: (i) Selects the Class with 10 or more years of annual returns if other Classes have fewer than 10 years of annual returns; (ii) Selects the Class with the longest period of annual returns when the Classes all have fewer than 10 years of returns…” The Trust included the Class I shares of the Diversified Funds in the growth of $10,000 chart since the Class I shares were the oldest share class. The merger of Class I shares into Class A shares did occur two months after the filing of the Form N-CSR. At the time of the writing of the MDFPs, the Trusts’ Board of Trustees had not approved the share class merger. Furthermore, once the share class merger was approved, it was concluded that Class I shareholders would be excluded from any sales loads on future purchases of Class A shares. As such, the Registrant believes that including the Class I shares in the growth of $10,000 chart was compliant with the instructions of Form N-1A and not misleading to shareholders.

Comment 4: The Reviewer noted that the ICON Core Equity Fund and the ICON Asia-Pacific Region Fund had significant industry/country concentrations yet there is no principal risk disclosure regarding concentration in their respective summary prospectuses. It was recommended to include additional disclosure regarding concentration risk.

Response 4: Historically, the disclosure regarding concentration risk has been included in the ‘More About Risk’ section of the prospectuses, which is outside of the summary prospectus section. Concentration in the ICON Asia-Pacific Region Fund is periodically evaluated when the fund is concentrated due to the nature of the markets. In the ICON Asia-Pacific Region Fund’s summary prospectus, we specifically disclose the geographical and non-diversified portfolio risks of the Fund. The ICON Fund (formerly known as the ICON Core Equity Fund), on the other hand, is a diversified fund and the fund has restrictions designed to control concentration. However, ICON’s valuation methodology tends to rotate industries that come in and out of favor. ICON’s original concern about putting additional concentration disclosure in the summary section of the prospectus was the message it might covey: that the funds will concentrate on a regular basis, like the ICON Sector Funds, and that concentration is more of a material risk than we disclose. Nevertheless, we understand the comment as not relating to the legal definition of concentration, but rather the practical implications of our industry rotation system. We will reevaluate the ICON Asia-Pacific Region Fund and ICON Fund’s disclosure on concentration and make appropriate adjustments to the summary section of the prospectus and summary prospectuses as we deem appropriate when we file updated prospectuses with the Commission on or around January 22, 2013.

Comment 5: The Reviewer shared that it is industry best practice and emphasized that in Regulation S-X section 12-12 the yield of all money market funds should be included on the Schedule of Investments.

Response 5: The Registrant agrees with this comment and will include the yield on money market fund holdings on the Schedule of Investments prospectively.

Comment 6: The Reviewer questioned tickmark (e) included on the September 30, 2011 Financial Highlights of the ICON Equity Income Fund and asked for additional information in regards to what it was related to.

Response 6: Tickmark (e) relates to an event in the year ending September 30, 2007 regarding a potential deficiency dividend. The September 30, 2007 financial statements included the following disclosure:

Due to a potential late dividend declaration for the year ended September 30, 2006 requiring a Code Section 860 deficiency dividend, the Equity Income Fund may be required to pay penalties and interest estimated to be $807,370. The Equity Income Fund has been fully indemnified for any amounts that may be paid by the Sub-Administrator of the Fund. This estimated Code Section 860 liability and the offsetting indemnification receivable have been included on the Statement of Assets and Liabilities and the Code 860 expense and the offsetting reimbursement have been included on the Statement of Operations.

As the Fund is required to show five years of history in the financial highlights, the tickmark is required to be shown, even though the Equity Income Fund received a Private Letter Ruling from the Internal Revenue Service regarding this matter and no interest or penalties were assessed.

Comment 7: The Reviewer questioned the available amounts for recoupment disclosed in the September 30, 2011 financial statements for the ICON International Equity Fund and asked for additional details. Additionally, the Reviewer highlighted remarks made at the AICPA Investment Company Expert Panel by the Commission regarding the expected disclosures in the prospectus and statement of additional information when a fund has expense limitation arrangements.

Response 7: Each of the ICON Funds has an expense limitation agreement with the investment adviser to waive expenses (exclusive of brokerage, interest, taxes, dividends on short sales and extraordinary expenses) that exceed a pre-determined expense limit. The expense limits vary by class and by fund. The expense limitation agreement provides that the adviser may seek recoupment for up to three years after the expenses were waived.

Operationally, the fund accountants book the expense waiver or expense recoupment on a daily basis to each class. Due to asset flows and differing circumstances, a class can waive expenses one day and recoup expenses the next. Moreover, if a class is running below its expense limit and has no available amounts to recoup, no entries are made.

The Funds are required to disclose, at a fund level, the dollar amounts waived and recouped on the Statement of Operations. Because each class may be waiving, recouping or neither, it can be difficult to rollforward the recoupable available amounts disclosed in the Notes to the Financial Statements. The below rollforward details the activities within the various share classes of the ICON International Equity Fund:

	Class S	Class I	Class C	Class Z	Class A
9/30/2010 Amounts available for recoupment	—	$12,374	$36,438	$43,715	$32,331
Amounts waived during fiscal year ending 9/30/2011	—	2,753	11,377	—	$11,380
Amounts recouped during fiscal year ending 9/30/2011	—	(10,350)	—	—	—
9/30/2011 Amounts available for recoupment	—	$4,777	$47,815	$43,715	$43,711

Lastly, with regard to the comment about the Commission’s expectations regarding disclosure when a fund has expense limitation agreements, the Funds incorporated these comments with the January 23, 2012 485(b) filings and have included the disclosure in all subsequent 485(b) filings.

Comment 8: The Reviewer shared that it is industry best practice for non-diversified funds to include disclosure regarding its non-diversified nature in the Organization footnote in the financial statements and that that disclosure would be appropriate for the ICON Asia-Pacific Region Fund and the ICON Europe Fund.

Response 8: The Registrant agrees with this comment and will include this disclosure in the Notes to the Financial Statements prospectively.

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The Registrant is aware of its obligations under the Securities Act of 1933 and acknowledges that:

•	The ICON Funds, not the Staff, are responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	Staff comments, or changes to disclosure by the ICON Funds in response to Staff comments, does not relieve the ICON Funds of our responsibility for disclosure; and

•	The ICON Funds may not assert Staff comments as an affirmative defense in any proceeding initiated by the Commission or any person under the U.S. Federal Securities Laws.

We would like to thank you for taking the time to review and explain the Staff’s comments. We found the comments to be helpful and in many cases informative. We hope that this process will lead to better disclosure documents for our shareholders and the investing public.

Should you have any questions or comments with respect to this letter, please do not hesitate to call me at (303) 328-9207 or Charles W. Lutter, independent counsel to the Trust at (210) 496-5438.

Sincerely,

/s/ Donald Salcito

Donald Salcito

Secretary, ICON Funds

cc:	Charles W. Lutter
ICON Funds Board of Trustees
Rik Jonson (ICON)
Jessica Seidlitz (ICON)